Credit Suisse Institutional Fund Inc. - Harbinger Portfolio


Obtaining control of Credit Suisse Institutional Fund Inc. -
Harbinger Portfolio:

As of October 31, 2003, Thomas F. Kearns Jr ("Shareholder") owned 42,060.988 shares of the Fund, which represented less than 25% of the outstanding shares of the Fund. As of April 30, 2004, Shareholder owned 42,060.988 shares of the Fund, which represented approximately 28.30% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund as of April 30, 2004.